Insider transaction detail - View details for insider 2010-05-17 16:39 ET

Transactions sorted by :            Insider
Insider family name :             herrick ( Starts with )
Given name :                      Lloyd ( Starts with )
Filing date range :                May 17, 2010 - May 17, 2010
Equity securities :                    Common Shares
Issuer derivatives :                     Options

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type(and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Common Shares

1636794	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-33,000	7.6500	624,804	624,804
1636797	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,900	7.6600	622,904	622,904
1636799	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,800	7.6700	620,104	620,104
1636804	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	7.6500	619,204	619,204
1636812	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,483	7.5000 USD	606,721	606,721
1636849	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,600	7.5100 USD	605,121	605,121
1636871	2010-05-13	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	7.5100 USD	604,121

Security designation: Options (Common Shares)

1636880	2010-05-14	2010-05-17	Direct Ownership :	11 - Acquisition or disposition carried out privately	+102,000	7.3600	687,000	687,000		2015-05-13	Common Shares	+102,000	687,000